UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Aberdeen Latin America Equity Fund, Inc.

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

00306K106

(CUSIP Number)

March 3, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 00306K106

1.	Names of Reporting Persons. Advance Emerging Capital Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,928
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,928

9. Aggregate Amount Beneficially Owned by Each Reporting Person 495,928

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) IA, CO

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CUSIP 00306K106

1.	Names of Reporting Persons. Advance Developing Markets Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,928
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,928

9. Aggregate Amount Beneficially Owned by Each Reporting Person 495,928

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) IV, CO

3

CUSIP 00306K106

1.	Names of Reporting Persons. Rassmal Investments LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Dubai U.A.E.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,928
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,928

9. Aggregate Amount Beneficially Owned by Each Reporting Person 495,928

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) HC

4

CUSIP 00306K106

1.	Names of Reporting Persons. Andrew Lister

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,928
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,928

9. Aggregate Amount Beneficially Owned by Each Reporting Person 495,928

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) IN, HC

5

CUSIP 00306K106

1.	Names of Reporting Persons. Bernard Moody

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,928
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,928

9. Aggregate Amount Beneficially Owned by Each Reporting Person 495,928

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) IN, HC

6

CUSIP 00306K106

1.	Names of Reporting Persons. Nasser Al Shawaf

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Kingdom of Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,928
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,928

9. Aggregate Amount Beneficially Owned by Each Reporting Person 495,928

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) IN, HC

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CUSIP 00306K106

Item 1.

(a) Name of Issuer

Aberdeen Latin America Equity Fund, Inc.

(b) Address of Issuer’s Principal Executive Offices

1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103

Item 2.

(a) The names of the persons filing this statement are:

Advance Emerging Capital Limited (“AEC”)

Advance Developing Markets Fund (“ADMF”)

Rassmal Investments LLC (“Rassmal”)

Andrew Lister (“Lister”)

Bernard Moody (“Moody”)

Nasser Al Shawaf

(collectively, the “Filers”).

(b) The principal business offices of the Filers is located at:

AEC, Lister and Moody: 1st Floor, Colette House, 52/55 Piccadilly, London, W1J0DX

ADMF: 11 New Street, St. Peter Port, Guernsey GY1 2PF

Rassmal and Nasser Al Shawaf: P.O. Box 185437, Deira, Dubai, United Arab Emirates

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Common Shares, $0.001 par value per share of the Issuer (the “Stock”).

(e)	The CUSIP number of the Issuer is: 00306K106
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CUSIP 00306K106

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to AEC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Rassmal, Lister, Moody and Nasser Al Shawaf).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

(k) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer. The ownership data reported in those Items are current as of the date of this Statement. AEC and its control persons first beneficially owned more than 5% of the Stock on March 3, 2009. ADMF’s beneficial ownership of the Stock first exceeded 5% on November 10, 2009. The ownership of the Stock by ADMF, AEC and their control persons as of those dates and each subsequent date with respect to which an amendment was to have been filed is as follows:

	ADMF	AEC and Control Persons
March 3, 2009	0	339,868 (5.6%)
November 10, 2009	529,330 (8.6%)	559,158 (9.1%)
December 31, 2009	529,330 (8.6%)	559,158 (9.1%)
December 31, 2010	654,056 (8.8%)	696,416 (9.4%)
December 31, 2011	654,056 (8.8%)	685,966 (9.2%)
December 31, 2012	654,056 (8.8%)	713,318 (9.6%)
December 31, 2013	549,829 (7.4%)	580,097 (7.8%)
December 31, 2014	495,928 (6.7%)	503,521 (6.8%)

At all times, the Filers shared voting and dispositive power with respect to all shares they beneficially owned.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

AEC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. AEC is the investment adviser to ADMF. No individual AEC client’s holdings of the Stock, other than those of ADMF, are more than five percent of the outstanding Stock. Lister and Moody are the Co-Chief Investment Officers of AEC. Rassmal is the controlling shareholder of AEC. Nasser Al Shawaf is the sole director and control person of Rassmal. The predecessor company of AEC was Progressive Developing Markets Limited, which was acquired by Rassmal on September 30, 2009 and renamed Advance Emerging Capital Limited.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 3(g) and Item 6.

Item 8. Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly but not as members of a group, and each disclaims membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification of AEC, Rassmal, Moody, Lister and Nasser Al Shawaf:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of ADMF:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: Joint Filing Agreement

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CUSIP 00306K106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2015

ADVANCE EMERGING CAPITAL LIMITED By: Andrew Lister Title: Co-Chief Investment Officer RASSMAL INVESTMENTS LLC By: Nasser Al Shawaf Title: Chief Executive Officer	ADVANCE DEVELOPING MARKETS FUND By: John Hawkins Title: Director
Andrew Lister
Bernard Moody
Nasser Al Shawaf
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CUSIP 00306K106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Advance Emerging Capital Limited as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: September 29, 2015

ADVANCE EMERGING CAPITAL LIMITED By: Andrew Lister Title: Co-Chief Investment Officer RASSMAL INVESTMENTS LLC By: Nasser Al Shawaf Title: Chief Executive Officer	ADVANCE DEVELOPING MARKETS FUND By: John Hawkins Title: Director
Andrew Lister
Bernard Moody
Nasser Al Shawaf